UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SOLECTRON CORPORATION
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

2 3/4% Liquid Yield Option Notes due 2020
(Zero Coupon-Senior)
(Title of Class of Securities)

834182-AK-3
(Cusip Numbers of Class of Securities)

Kiran Patel
Executive Vice President and Chief Financial Officer
Solectron Corporation
777 Gibraltar Drive
Milpitas, California 95035
(408) 957-8500

(Name, Address, and Telephone Number
of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copies to:
Steven E. Bochner, Esq.
John A. Fore, Esq.
Daniel J. Weiser, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

N/A	N/A

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable.

Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1

issuer tender offer subject to Rule 13e-4

going private transaction subject to Rule 13e-3

amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEMS 1-11.
ITEM 12. EXHIBITS.
EXHIBIT INDEX
EXHIBIT (A)(5)(A)
EXHIBIT (A)(5)(B)

ITEMS 1-11.

Not Applicable.

ITEM 12. EXHIBITS.

(a)(5)(A)	Press release regarding issuer tender offer issued by Solectron Corporation on June 20, 2002.

(a)(5)(B)	Press release regarding fiscal third quarter results and outlook for fiscal fourth quarter, issued June 20, 2002.

EXHIBIT INDEX

Exhibit
Number	Description

(a)(5)(A)	Press release regarding issuer tender offer issued by Solectron Corporation on June 20, 2002.
(a)(5)(B)	Press release regarding fiscal third quarter results and outlook for fiscal fourth quarter, issued June 20, 2002.